FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Press Release – Final Approval of US Litigation Settlement

Item 1

Paris, August 11, 2005

SODEXHO ANNOUNCES FINAL APPROVAL OF US LITIGATION SETTLEMENT

On April 27, 2005, in order to avoid protracted legal proceedings and without admitting any liability Sodexho, Inc. had settled the U.S. class action litigation that had been filed against Sodexho Marriott Services, Inc, now known as Sodexho, Inc.

Following a hearing on August 10, 2005, District Court Judge Ellen Huvelle approved the settlement. The Judge’s decision is final.

About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world’s leading provider of food and management services. With more than 313,000 employees on 24,900 sites in 76 countries, Sodexho Alliance reported consolidated sales of 11.5 billion euros for the fiscal year that ended on August 31, 2004. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 4.6 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.

Investor Relations : Jean-Jacques Vironda
Tel : + 33 (1) 30 85 72 03 – Fax : + 33 (1) 30 85 51 81 – E-mail : jean-jacques.vironda@sodexhoalliance.com
Press Relations : Clodine Pincemin
Tel : + 33 (1) 30 85 74 18 – Fax : + 33 (1) 30 85 52 32 – E-mail : GroupCorporateCommunications@sodexhoalliance.com

1/1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: August 11, 2005	By:	/s/ Siân Herbert-Jones

		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer